FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 13, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F  ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-             )

Enclosure:  Press Release dated October 13, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  October 13, 2006

Buhrmann NV

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PRESS RELEASE
Investor Relations
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BUHRMANN TO NOMINATE TWO NEW SUPERVISORY BOARD MEMBERS

Amsterdam, the Netherlands, 13 October 2006 – The Supervisory Board of Buhrmann N.V. nominates Mr R.F. van den Bergh and Mr T. de Swaan as new members of the Supervisory Board

The nominations are pending approval at an Extraordinary General Meeting of Shareholders that will be hosted on Tuesday 31 October 2006 at 11 am CET at the Okura Hotel, Ferdinand Bolstraat 333 in Amsterdam, the Netherlands.

Rob F. van den Bergh (55) is a former board member and CEO of VNU and is currently a member of the Supervisory boards of ABN AMRO and Pon Holdings.

Tom de Swaan (60) is a former member of the managing board and CFO of ABN AMRO. He is currently a member of the Supervisory Boards of Koninklijke DSM and GlaxoSmithKline and will be appointed as member of the Supervisory Board of Royal Ahold.

Buhrmann will furthermore propose to make certain technical amendments to the articles of association. The agenda for the meeting and the explanatory notes will be published today.

Audio webcast

A live audio webcast of the Extraordinary General Meeting of Shareholders starting at 11 a.m. CET on 31 October 2006 can be accessed via www.buhrmann.com within the investor relations section under “Presentations”. Further information and documentation can be found on www.buhrmann.com

Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2005 annual sales of EUR 5.9 billion. The company has approximately 18,000 employees, and operations in 19 countries. The financial results for the third quarter 2006 will be published on 1 November 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).